PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

THREE MONTHS ENDED MARCH 31,
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended March 31,
	2011	2010
	$	$
		(Note 15)

Revenue (Note 5)	33,988	-

Operating expenses	(15,868)	-
Depreciation and depletion (Note 6)	(7,208)	-
Total cost of goods sold	(23,076)	-

Earnings from mine operations	10,912	-
General and administration expenses	(4,503)	(323)

Earnings (loss) from operations	6,409	(323)
Foreign exchange loss	(1,569)	-
Finance income	21	-
Finance expense	(2,949)	-
Gain on derivative contracts (Note 13 (i) and (ii))	3,127	-
Other income	11	5

Earnings (loss) before income taxes	5,050	(318)

Income taxes (Note 9)	(12,945)	-

Net loss for the period	(7,895)	(318)

Basic and diluted loss per share	(0.09)	(0.11)

Weighted average number of common shares outstanding - basic and diluted	87,772,801	2,990,099

Other comprehensive income
Net loss for the period	(7,895)	(318)
Currency translation gain	720	-
Total comprehensive loss	(7,175)	(318)

See accompanying notes to the condensed interim consolidated financial statements.	1

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(In Thousands Of United States Dollars)
(Unaudited)

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
		(Note 15)	(Note 15)
Assets
Current assets
Cash	65,380	58,298	1,018
Trade and other receivables	89,563	97,481	158
Prepaid expenses	4,917	5,165	34
Inventories	4,577	4,874	-
Derivative asset (Note 13 (i))	2,945	-	-
Total current assets	167,382	165,818	1,210

Mining interests (Note 6)	482,746	484,360	172
Deferred tax asset	7,916	6,555	-
Total assets	658,044	656,733	1,382

Liabilities
Current liabilities
Trade and other payables	43,425	37,358	169
Current portion of long-term debt (Note 7)	75,000	75,000	-
Total current liabilities	118,425	112,358	169

Decommissioning liability	10,590	9,775	-
Long-term debt (Note 7)	102,477	100,769	-
Derivative liability (Note 13 (ii))	213	2,630	-
Other long-term liabilities (Note 8 (f))	1,570	1,155	-
Total liabilities	233,275	226,687	169

Equity
Share capital (Note 8 (c))	421,174	420,994	2,755
Warrant reserve (Note 8 (e))	35,299	35,396	722
Contributed surplus reserve	10,566	8,751	1,373
Foreign currency translation reserve	858	138	138
Deficit	(43,128)	(35,233)	(3,775)
Total equity	424,769	430,046	1,213
Total liabilities and equity	658,044	656,733	1,382

Commitments and contingencies (Note 14)
Subsequent events (Note 16)

See accompanying notes to the condensed interim consolidated financial statements.	2

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

					Foreign
				Contributed	currency
		Share capital	Warrants	surplus	translation
	Shares	Amount	reserve	reserve	reserve	Deficit	Total
		$	$	$	$	$	$

Balance, January 1, 2010	2,942,414	2,755	722	1,373	138	(3,775)	1,213
Shares issued for
Exercise of warrants (Note 8 (e))	56,250	158	(55)	-	-	-	103
Share-based payment (Note 15 (d))				150			150
Net loss	-	-	-	-	-	(318)	(318)
Balance, March 31, 2010	2,998,664	2,913	667	1,523	138	(4,093)	1,148
Shares issued for
Public offering net of issue costs (Note 8 (c))	50,000,000	241,081	33,909	-	-	-	274,990
Settlement with Alamos (Note 8 (c))	2,000,000	10,114	1,483	-	-	-	11,597
Acquisition of San Dimas (Note 8 (c))	31,151,200	159,194	-	-	-	-	159,194
Exercise of warrants (Note 8 (e))	359,768	1,407	(663)	-	-	-	744
Exercise of stock options (Note 8 (c))	20,000	105	-	(37)	-	-	68
Shares/warrants issued for advisory services (Note 8 (c))	1,209,373	6,180	-	-	-	-	6,180
Share-based payment (Note 8 (d))	-	-	-	7,265	-	-	7,265
Net loss	-	-	-	-	-	(31,140)	(31,140)
Balance, December 31, 2010	87,739,005	420,994	35,396	8,751	138	(35,233)	430,046
Shares issued for Exercise of warrants (Note 8 (e))	41,666	180	(97)	-	-	-	83
Foreign currency translation	-	-	-	-	720	-	720
Share-based payment (Note 8 (d))	-	-	-	1,815	-	-	1,815
Net loss	-	-	-	-	-	(7,895)	(7,895)
Balance, March 31, 2011	87,780,671	421,174	35,299	10,566	858	(43,128)	424,769

Total comprehensive loss was $7,175 for the three-month period to March 31, 2011 (March 31, 2010 - $318).

See accompanying notes to the condensed interim consolidated financial statements.	3

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31,
(In Thousands Of United States Dollars)
(Unaudited)

	Three months ended March 31,
	2011	2010
	$	$

		(Note 15)
Operating activities
Net loss	(7,895)	(318)
Adjustments for:
Depreciation and depletion (Note 6)	7,208	9
Unwinding of discount and additions to decomissionning liability	815	-
Non-cash interest expense	2,556	-
Share-based payments	2,230	150
Deferred income tax expense (Note 9)	(1,229)	-
Deferred profit sharing	(132)	-
Purchase of derivative contracts	(2,235)	-
Unrealized gain on derivative asset (Note 13 (i) and (ii))	(3,127)	-
Unrealized foreign exchange loss	288	-
	(1,521)	(159)

Change in non-cash working capital (Note 10)	13,300	30
Cash provided by (used in) operating activities	11,779	(129)

Investing activities
Expenditures on exploration and evaluation	(1,916)	-
Expenditures on mining interests	(3,296)	(13)
Proceeds on sale of property and equipment	-	3
Cash used in investing activities	(5,212)	(10)

Financing activity
Proceeds on exercise of warrants and options	84	103
Cash provided by financing activity	84	103

Effect of foreign exchange rate changes on cash	431	29

Increase (decrease) in cash	7,082	(7)
Cash, beginning of period	58,298	1,018
Cash, end of period	65,380	1,011

Supplemental cash flow information (Note 10)

See accompanying notes to the condensed interim consolidated financial statements.	4

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”), formerly Mala Noche Resources Corp., was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia B.C.

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one reporting segment.

On August 6, 2010, the Company completed the acquisition of the San Dimas gold-silver mine, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd., which is party to a silver purchase agreement with Silver Wheaton Corp. and Silver Wheaton Caymans, as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico (the “Acquisition”) (Note 4).

2.	Significant accounting policies

In conjunction with the Company’s annual audited consolidated financial statements to be issued under International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2011, these condensed consolidated interim financial statements (“interim financial statements”) present Primero’s initial financial results of operations and financial position under IFRS as at and for the three months ended March 31, 2011, including 2010 comparative periods. These interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2011 based on current standards. These interim financial statements do not include all the necessary annual disclosures in accordance with IFRS. Previously, the Company prepared its interim and annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“GAAP”). These consolidated interim financial statements should be read in conjunction with the Company’s 2010 GAAP annual financial statements and in consideration of the IFRS transition disclosures included in Note 15 to these financial statements.

The preparation of these interim financial statements resulted in selected changes to Primero’s accounting policies as compared to those disclosed under GAAP. As such a full set of the Company’s accounting policies in accordance with IFRS have been presented in these interim financial statements. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 15. Note 15 discloses the reconciliations presenting the impact of the transition to IFRS for the comparative periods as at January 1, 2010, for the three months ended March 31, 2010, and as at and for the year ended December 31, 2010.

These condensed consolidated interim financial statements have been prepared on a historical cost basis other than the derivative assets and liabilities which are accounted for as fair value through profit and loss.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts or revenues, expenses, assets, and liabilities at the date of the interim financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at March 31, 2011 and the results of its operations and cash flows for the three months then ended have been made. The interim results are not necessarily indicative of results for a full year.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their respective dates of acquisition. All material intercompany transactions and balances have been eliminated. The Company’s significant subsidiaries are: Primero Empressa Minera, S.A. de C.V., which owns the San Dimas Mine, Primero Compania Minera S.A. de C.V., Primero Servicios Mineros, S.A. de C.V., Silver Trading (Barbados) Ltd. and Primero Mining Luxembourg S.a.r.l.

(b)	Change in functional and presentation currency

Effective August 6, 2010, upon the completion of the acquisition of the operating mine (Note 4), the functional currency of all of the Company’s subsidiaries is the U.S. dollar. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar.

Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are translated into the functional currency at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies (and not measured at fair value) are translated using the rates of exchange at the transaction dates. Non- monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates that those fair values are determined. Statement of operations items denominated in currencies other than the presentation currency are translated at the average monthly exchange rates. The resulting foreign exchange gains and losses are included in the determination of earnings.

Concurrent with the acquisition of the San Dimas Mine, the Company adopted the U.S. dollar as its presentation currency. In accordance with IFRS, the comparative statements of operations and comprehensive loss and cash flows for each quarter have been translated into the presentation currency using the average exchange rates prevailing during each period, and all comparative assets and liabilities have been translated using the exchange rates prevailing at the balance sheet date. Comparative shareholders’ equity transactions have been translated using the rates of exchange in effect as of the dates of the various transactions.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The results of the Canadian parent company are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date; equity balances are translated at the rates of exchange at the transaction dates. All items included in the statement of operations are translated using the average monthly exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve.

(c)	Measurement uncertainties

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

Significant estimates used in the preparation of these financial statements include, but are not limited to:

(i)	the recoverability of accounts receivable;

(ii)	asset carrying values and impairment charges;

(iii)	the economic recoverability of exploration expenditures incurred and the probability of future economic benefits from development expenditures incurred;

(iv)	the valuation of inventory;

(v)	the recoverable tonnes of ore from the mine and related depreciation and depletion of mining interests;

(vi)

the proven and probable mineral reserves and resources associated with the mining property, the expected economic life of the mining property, the future operating results and net cash flows from the mining property and the recoverability of the mining property;

(vii)	the expected costs of reclamation and closure cost obligations;

(viii)	the assumptions used in accounting for share-based payments;

(ix)	the provision for income and mining taxes including expected periods of reversals of timing differences and composition of deferred income and mining tax assets and liabilities;

(x)	the fair values of assets and liabilities acquired in business combinations; and

(xi)	the fair value of the embedded derivative associated with the convertible debt.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

Significant judgments used in the preparation of these financial statements include, but are not limited to:

(i)	the useful lives and related depreciation of buildings, plant and equipment;

(ii)	the classification of financial instruments;

(iii)	the expected conversion of the convertible debt; and

(iv)	the functional currency of the entities within the consolidated group.

(d)	Business combinations

Business combinations are accounted for using the acquisition method. At the acquisition date, the Company recognizes at fair value: (i) all of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the date of acquisition; and (ii) the consideration transferred to the vendor. Those mineral reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in management’s opinion values cannot be reliably determined, are not recognized.

When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill. This goodwill is not amortized, and is reviewed for impairment annually or when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of operations.

Costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to the acquisition of a subsidiary are expensed as incurred. Costs associated with the raising of equity are charged to the relevant account within equity.

(e)	Revenue recognition

Revenue is derived from the sale of gold and silver and is measured at fair value. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

	(i)	the significant risks and rewards of ownership have been transferred to the buyer;

	(ii)	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;

	(iii)	the amount of revenue can be measured reliably;

	(iv)	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability is reasonably assured; and

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(v)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is recorded at the time of physical delivery and transfer of title. Sales prices are fixed at the delivery date based on the terms of the contract or at spot prices.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less. There were no cash equivalents at March 31, 2011 (2010 - $nil).

(g)	Inventories

Finished goods, work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods (gold and by-products in doré). Production costs are capitalized and included in the work- in-process inventory based on the current mining cost incurred up to the refining process, including applicable overhead, depreciation and depletion relating to mining interest, and expensed at the average production cost per recoverable ounce of gold or silver. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining cost. Supplies are valued at the lower of average cost or replacement cost.

(h)	Mining interests

Mining interests include mining and exploration properties and related plant and equipment.

(i)	Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

(ii)	Exploration and evaluation expenditure on exploration properties

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

Exploration and evaluation expenditure is charged to the statement of operations unless both of the following conditions are met, in which case it is deferred under “mining interests”:

•	it is expected that the expenditure will be recouped by future exploitation or sale; and
•

substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

General and administration expenditures relating to exploration and evaluation expenditure are capitalized where they can be directly attributed to the site undergoing exploration and evaluation. Exploration and evaluation assets are classified as tangible or intangible according to the nature of the assets acquired.

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Once the property is brought into production, the deferred costs are transferred to mining properties and are amortized on a units-of-production basis.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

The Company reviews and evaluates its exploration properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or a cash generating unit (CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment is recognized immediately in the statement of operations.

(iii)	Mining properties and mine development expenditure

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The cost of acquiring mineral reserves and mineral resources is capitalized on the balance sheet as incurred.

Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining areas. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas, where development costs are considered as costs of sales and included in operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or a cash generating unit (CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment is recognized immediately in the statement of operations.

(iv)	Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

All other borrowing costs are recognized in the statement of operations in the period in which they are incurred.

(v)	Major maintenance and repairs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

(vi)	Depreciation and depletion

Depreciation and depletion is provided so as to write off the cost less estimated residual values of mining properties, buildings, plant and equipment on the following bases:

Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and the portion of mineralization expected to be classified as reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate part. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

The expected useful lives are as follows:

Mineral rights are based on estimated life of reserves and a portion of resources on a units-of-production basis.

Buildings, plant and equipment	8 years - life of mine
Furniture and office equipment	10 years
Vehicles	4 years
Computer equipment	3 years

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(vii)	Disposal

Upon disposition, an item of mineral interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of operations.

(i)	Decommissioning liabilities

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and changes in the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

(j)	Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized on the balance sheet at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations on a straight-line basis over the lease term.

(k)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations except to the extent it relates to items recognized directly in equity or in other comprehensive income (“OCI”), in which case the related taxes are recognized in equity or OCI.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

Current income tax is the expected cash tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the statement of operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)	Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period. For the three months ended March 31, 2011 and March 31, 2010, all outstanding stock options and warrants were anti-dilutive.

(m)	Share–based payments

(i) Equity-settled awards

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to contributed surplus reserve ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black- Scholes option pricing model. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

(ii)	Cash-settled awards (phantom share unit plan)

For cash-settled awards, the fair value is re-calculated at each balance sheet date until the awards are settled, using the Black-Scholes option pricing model. During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the balance sheet date multiplied by the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance sheet date is recognized as a liability. Movements in value are recognized in the statement of operations.

(n)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit and loss (“FVTPL”), available-for-sale, held-to- maturity, loans and receivables, or other liabilities. Financial instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the statement of operations. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial assets classified as held-to-maturity, loans and receivables and other financial liabilities , are measured at amortized cost. Transaction costs in respect of financial assets and liabilities which are FVTPL are recognized in profit or loss immediately. Transaction costs in respect of other financial instruments are included in the initial fair value measurement of the financial instrument.

The Company may enter into derivative contracts or, financial instruments and non- financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not carried at fair value.

The Company has designated its derivative instruments as FVTPL, which are measured at fair value. Trade and other receivables and cash are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, the convertible note, the promissory note and the value added tax (“VAT”) loan, are classified as other financial liabilities, which are measured at amortized cost.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

3.	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

As of January 1, 2013, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The adoption of this standard should not have a material impact on Primero’s Consolidated Financial Statements.

4.	Acquisition of San Dimas Mine

On August 6, 2010, the Company obtained control of the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The purchase was part of the Company’s strategy of building a portfolio of high-quality, low-cost precious metal assets.

In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd. (“Silver Trading”), which is party to a silver purchase agreement with Silver Wheaton and Silver Wheaton Caymans (“the silver purchase agreement”), as well as all of the rights to the Ventanas exploration property, located in Durango State, Mexico.

In 2004, DMSL’s parent company entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton, Silver Trading entered into an agreement to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. The two silver purchase agreements were amended when the Company acquired the San Dimas Mine. Currently, for the first four years after the acquisition, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices. The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas Mine.

The Company computes income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices. Silver Trading currently incurs losses since it purchases silver at market prices and sells silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there is no tax benefit to these losses since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company records income taxes based on sales at market prices.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The acquisition of the San Dimas Mine has been accounted for as a business combination using the acquisition method, with Primero as the acquirer.

The fair value of the consideration transferred to acquire the San Dimas Mine was as follows:

$

Cash	219,928
Common shares (31,151,200 shares at share price on date of acquisition
of Cdn$5.25)	159,194
Convertible note (Note 7)	60,000
Promissory note (Note 7)	50,000
489,122

The fair value assigned to the identifiable assets and liabilities is preliminary and may be revised by the Company as additional information becomes available. The Company expects to finalize the determination of the fair values of the assets and liabilities acquired by the second quarter of 2011, which could result in material differences from the preliminary values presented in these financial statements. The preliminary assignment of fair values at March 31, 2011 is as follows:

$

Trade and other receivables	2,063
Prepaid expenses	1,223
Inventories	14,861
Plant and equipment	106,400
Mining properties, land and buildings	376,665
Deferred Income tax asset	8,944
Trade and other payables	(11,514)
Decommissioning liability	(9,520)
489,122

The contractual amounts of accounts receivable purchased was $2,063.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

5.	Revenue

Revenue is comprised of the following sales:

	For the three months ended March 31,
	2011	2010
	$	$

Gold	28,440	-
Silver (Note 4)	5,548	-
	33,988	-

6.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining			Plant,	Construction
	properties	Exploration and	Land and	equipment	in	Computer
	and leases	evaluation	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$	$
Cost

At January 1, 2010	-	-	-	222	-	-	222
At December 31, 2010	382,913	4,744	46,599	49,977	9,884	792	494,909
At March 31, 2011	385,029	5,243	46,602	48,308	13,655	1,298	500,135

Depreciation and depletion

At January 1, 2010	-	-	-	50	-	-	50
At December 31, 2010	7,824	-	710	1,947	-	68	10,549
At March 31, 2011	12,488	-	1,245	3,471	-	185	17,389

Carrying value

At January 1, 2010	-	-	-	172	-	-	172
At December 31, 2010	375,089	4,744	45,889	48,030	9,884	724	484,360
At March 31, 2011	372,541	5,243	45,357	44,837	13,655	1,113	482,746

All property of the Company acquired as part of the San Dimas Mine or since that point in time is pledged as security for the Company’s obligations under the silver purchase agreement, the convertible note and promissory note entered into upon the acquisition of the San Dimas Mine (Notes 4 and 7).

As at March 31, 2011, the Company had entered into commitments to purchase plant and equipment totaling $2.9 million (2010 - $nil).

Depreciation expense for the three months ended March 31, 2011 was $7,208 (2010 - $9). Borrowing costs of $334 were capitalized during the three months ended March 31, 2011 (2010 - $nil).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

7.	Current and long-term debt

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Convertible debt (i)	57,477	55,769	-
Promissory note (ii)	50,000	50,000	-
VAT loan (iii)	70,000	70,000	-
	177,477	175,769	-
Less: Current portion of debt	(75,000)	(75,000)	-
	102,477	100,769	-

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments to DMSL:

(i)

A convertible note for $60 million with an annual interest rate of 3%. The convertible note may be converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by DMSL at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the agreement, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the note (“Initial Maturity Date”), the convertible note will be repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero serves notice to convert (“Debtor Conversion Notice”), DMSL has the right to extend the Initial Maturity Date until the second anniversary of the note (the “Second Maturity Date”). If DMSL elects to extend the maturity date, the Company may (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the convertible note is considered to contain an embedded derivative relating to the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is re- measured at fair value at each reporting date while the debt component is accreted to the face value of the note using the effective interest rate through periodic charges to interest expense over the initial one-year term of the debt. Accretion relating to the convertible note for the first three months of 2011 was $1,708 (2010 - $nil).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)

A promissory note for $50 million with an annual interest rate of 6%. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)

On August 6, 2010, the Company borrowed $70 million from The Bank of Nova Scotia under a non-revolving term credit facility to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. VAT is a refundable tax, which the Company expects to fully recover during 2011. The credit facility bears interest at Canada’s base rate plus 0.75% or LIBOR plus 1.75%, depending upon the Company’s choice of type of loan availment, and it is repayable from the proceeds of VAT refunded by the Mexican government, with the balance of principal due on August 6, 2011. Goldcorp has guaranteed repayment of the credit facility.

8.         Share capital

(a)

On June 28, 2010, shareholders approved a share consolidation of 20 to one effective immediately before the completion of the acquisition of the San Dimas Mine. The shares of the Company began trading on a consolidated basis on August 6, 2010. All references to common shares, stock options, phantom share units, warrants and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

(b)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

At March 31, 2011 the Company had 87,780,671 issued, fully paid and outstanding shares.

(c)	Common shares issuance

(i)

On July 20, 2010, the Company issued 50,000,000 subscription receipts at a price of Cdn$6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $292 million (Cdn$300 million), which were received on August 6, 2010. Each Subscription Receipt comprised one common share and 0.4 of a common share purchase warrant. Share issuance costs of $17.1 million were incurred as part of the offering and have been recorded as a reduction in the balance of common shares and warrants on a relative fair value basis. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015. Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 441,767 Subscription Receipts. The Subscription Receipts were converted to post-consolidation shares and common share purchase warrants on August 6, 2010.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The brokers received 489,210 broker warrants in connection with the offering. Each broker warrant is exercisable to purchase one common share at a price of Cdn$6.00 per share until February 6, 2012. The fair value of the brokers’ warrants was allocated to share issue costs.

(ii)	On August 6, 2010, the Company issued 31,151,200 common shares to DMSL as part of the consideration for the acquisition of the San Dimas Mine (Note 4).

(iii)

On August 11, 2010, the Company issued 2,000,000 common shares and 800,000 common share purchase warrants to Alamos Gold Inc. (“Alamos”) to settle a claim, which Alamos had filed against the Company. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

(iv)

On August 26, 2010, the Company issued 1,209,373 common shares as consideration for advisory services relating to the acquisition of the San Dimas Mine (determined as the amount owing for advisory services divided by the share price prevailing on the date of the invoice).

(v)	During the year ended December 31, 2010, the Company issued 416,018 common shares upon the exercise of common share purchase warrants and 20,000 common shares upon the exercise of stock options.

(vi)	During the three months ended March 31, 2011, the Company issued 41,666 common shares upon the exercise of common share purchase warrants.

(d)	Stock options

On May 29, 2010, the Board of Directors approved amendments to the stock option plan in order to make the plan consistent with the share incentive policies of the Toronto Stock Exchange (“TSX”). These amendments, which are reflected in a further amended and restated option plan (the Rolling Plan”), became effective on August 19, 2010, when the Company’s common shares commenced to be listed on the TSX.

Under the Rolling Plan, the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over 2 years; one third upon the date of grant, one third a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of between five and ten years when granted. Vested options granted under the Rolling Plan will expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately.

As at March 31, 2011, the following stock options were outstanding and exercisable:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Outstanding			Exercisable
	Number		Remaining	Number		Remaining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

February 27, 2013	3,750	3.00	1.9	3,750	3.00	1.9
July 29, 2013	160,000	4.20	2.3	160,000	4.20	2.3
July 9, 2014	35,000	2.70	3.3	35,000	2.70	3.3
July 9, 2019	275,000	2.70	8.3	192,500	2.70	8.3
August 6, 2015	4,659,490	6.00	4.4	1,553,163	6.00	4.4
August 25, 2015	2,595,000	5.26	4.4	865,000	5.26	4.4
November 12, 2015	380,000	6.43	4.6	126,668	6.43	4.6
March 7, 2016	175,000	3.99	4.9	-	-	-
	8,283,240	5.59	4.5	2,936,081	5.44	4.5

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Outstanding at January 1, 2010	218,750	3.80
Granted	7,909,490	5.66
Exercised	(20,000)	3.45
Outstanding at December 31, 2010	8,108,240	5.62
Granted	175,000	3.99
Outstanding at March 31, 2011	8,283,240	5.59

The fair value of the options granted in 2011 and 2010 were calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield was nil; other conditions and assumptions were as follows:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

		Average
		expected
	Number of	life of options	Exercise	Risk free		Black-Scholes
Issue date	options	(years)	price	interest rate	Volatility	value assigned
			Cdn$	%	%	Cdn$

March 7, 2011	175,000	3.5	3.99	2.34	48	1.39
November 12, 2010	380,000	3	6.43	1.75	49	1.91
August 25, 2010	2,595,000	3	5.26	1.53	56	2.03
August 6, 2010	4,659,490	3	6.00	1.65	57	1.80
June 28, 2010	275,000	6	2.70	2.55	75	5.78

(e)	Warrants

As at March 31, 2011, the following share purchase warrants were outstanding:

		Exercise
Amount	Note	price	Expiry date
		Cdn$

100,833	(i)	1.60	July 2, 2011
356,213		2.00	July 2, 2011
476,980	(i)	6.00	February 6, 2012
20,800,000		8.00	July 20, 2015
21,734,026		7.83

(i)	Brokers’ warrants

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a continuity schedule of the warrants outstanding for the period:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Outstanding and exercisable at January 1, 2010	902,500	1.94
Granted	21,289,210	7.95
Exercised	(416,018)	2.09
Outstanding and exercisable at December 31, 2010	21,775,692	7.82
Exercised	(41,666)	2.00
Outstanding and exercisable at March 31, 2011	21,734,026	7.83

Where warrants are issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants is based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model.

No warrants were issued in the three months ending March 31, 2011. For the purpose of the Black-Scholes option pricing model for the warrants issued in 2010, the assumed dividend yield was nil. Other conditions and assumptions were as follows:

	Number of		Exercise	Risk free	Volatility	Black-Scholes
Issue date	warrants	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

August 11, 2010	800,000	5.0	8.00	2.0	54	1.93
August 6, 2010 (ii)	489,210	1.5	6.00	1.4	49	1.02
July 20, 2010	20,000,000	5.0	8.00	2.3	54	1.86

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the warrant.

(ii)	Warrants issued to brokers in 2010 with fair value of $494.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(f)	Phantom share unit plan

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan.

1,860,678 units were granted under the PSUP on August 6, 2010; all such units vest on the third anniversary of the grant date; each unit expires and is paid out on December 31 in the year in which the unit vests. The exercise price of each unit is $nil.

On February 27, 2011, 287,000 units were granted to senior officers and employees. These units vest in three equal tranches on February 27, 2012, 2013 and 2014 respectively. Each unit expires and is paid out on December 31 of the year in which the unit vests. The exercise price of each unit is $nil.

All of these units have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations during the three months ended March 31, 2011 in relation to the PSUP was $415 (March 31, 2010 - $nil). None of these cash-settled units were vested at March 31, 2011, but all remain outstanding.

The fair value of the units granted in 2011 and 2010 as at March 31, 2011 was calculated using the Black-Scholes option pricing model with an assumed dividend yield of nil and other conditions and assumptions as follows:

	Number of	Average	Exercise	Risk free	Volatility	Grant-date
Issue date	options	Term (years)	price	interest rate	(i)	fair value
			Cdn$	%	%	Cdn$

August 6, 2010	1,860,768	2.4	0.00	1.75	45	3.65
February 27, 2011	287,000	1.9	0.00	1.75	45	3.65

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

9.	Income taxes

The following table reconciles income taxes calculated at statutory rates with the income tax expense presented in these financial statements:

	Three months ended March 31,
	2011	2010
	$	$

Income (loss) before income taxes	5,050	(318)
Canadian federal and provincial income tax rate	28.50%	28.50%

Expected income tax expense (recovery)	1,439	(91)
Increase (decrease) attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	279	-
Share-based payments	658	-
Non-deductible expenditures	2,726	70
Impacts of foreign exchange	(3,440)	-
Withholding taxes on intercompany interest	829	-
Tax losses not recognized	10,454	21
Income tax expense	12,945	-

Income tax expense is represented by:
Current income tax expense	14,174	-
Deferred income tax expense	(1,229)	-
Net income tax expense	12,945	-

10.	Supplementary cash flow information

(a)	Net changes in non-cash working capital comprise the following:

	Three months ended March 31,
	2011	2010
	$	$

Receivables	7,918	65
Prepaid expenses	248	-
Inventories	(85)	-
Accounts payable and accrued liabilities	5,219	(35)
	13,300	30

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(b)	Operating activities include the following cash payments:

	Three months ended March 31,
	2011	2010
	$	$

Interest paid	360	-
Income taxes paid	13,626	-
	13,986	-

11.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three months ended March 31, 2011. At March 31, 2011, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At March 31, 2011, there were no externally imposed capital requirements to which the Company is subject and with the Company had not complied.

Pursuant to the terms of the promissory note and the convertible debt (Note 7), the Company is required to maintain the following financial covenants:

•	Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
•	Commencing on the quarter ending September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

12.	Related party transactions

The Company has a promissory note and convertible note outstanding to DMSL, a related party of the Company by virtue of its ownership of approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes and is recorded within trade and other payables; however no interest was paid during the period.

An amount of $1.3 million (2010 - $nil) was paid to DMSL during the period under a transition services agreement between the Company and DMSL. This amount is considered to be at fair value.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

13.	Financial instruments

The Company’s financial instruments at March 31, 2011 consist of cash and cash equivalents, trade and other receivables, current derivative assets, trade and other payables, derivative liabilities, the VAT loan, the convertible note and the promissory note.

At March 31, 2011, the carrying amounts of trade and other receivables, trade and other payables, and the VAT loan are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the warrants and phantom share plan liability was calculated based on the fair value of the units at the reporting date calculated using the Black Scholes pricing model.

Derivative instruments

The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2011, other than those discussed below.

(i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for total cost of $2.2 million. These contracts were designed to cover approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. The fair value of this derivative asset was $2.9 million at March 31, 2011, based on current and available market information. As such, a net gain of $0.7 million has been recognized as an unrealized mark-to-market gain on the outstanding contracts at March 31, 2011 in the statement of operations.

(ii)	Convertible note held with DMSL

At March 31, 2011, the fair value of the conversion feature of the convertible note was $213, shown as a non-current derivative liability. This resulted in an unrealized gain on this non-hedge derivative of $2.4 million during the three months ended March 31, 2011.

The fair value of the convertible note liability was determined using a statistical model, which contains quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

14.	Commitments and contingencies

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Two of the properties included in the San Dimas mine are subject to legal proceedings commenced by local Ejidos. With respect to one of the properties, the local Ejido is seeking title to the property. The initial proceeding was brought without the knowledge of DMSL, and resulted in an initial order in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments. With respect to the other property, the local Ejido is seeking early termination of a temporary occupancy permit. If these legal proceedings are not successfully defended, then the San Dimas mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties.

15.	Transition to IFRS

For all periods up to and including the year ended 31 December 2010, the Company prepared its financial statements in accordance with GAAP. These financial statements, for the three months ended March 31, 2011, are the first financial statements the Company has prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011, as described in the accounting policies listed in Note 2. In preparing these financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2010, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its previous GAAP statement of financial position as at January 1, 2010 and its previously published GAAP financial statements for the year ended December 31, 2010, and the three-month period ended March 31, 2011.

Exemptions applied

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first time adopters certain exemptions from the retrospective application of certain IFRSs.

The Company has applied the following exemptions:

•	IFRS 2 Share-based payment to stock options of the Company granted after November 7, 2002, which had vested prior to the date of transition date to IFRS (January 1, 2010).

•	The Company has elected not to apply IFRS 3 (revised) Business Combinations to all past business combinations that occurred before January 1, 2010, the Company’s date of transition to IFRS.

Required reconciliations between GAAP and IFRS

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(a)	Reconciliation of consolidated assets, liabilities, and equity between GAAP and IFRS as at January 1, 2010.

Consolidated Balance Sheet
	GAAP	Note	Adjustments	IFRS
	$		$	$
Assets
Current assets
Cash	1,018		-	1,018
Trade and other receivables	158		-	158
Prepaid expenses	34		-	34
Total current assets	1,210		-	1,210

Mining interests	1,589	(2)	(1,417)	172
Total assets	2,799		(1,417)	1,382

Liabilities
Trade and other payables	169		-	169
Total liabilities	169		-	169

Equity
Share Capital	2,755		-	2,755
Warrants reserve	722		-	722
Contributed surplus reserve	521	(1)	852	1,373
Foreign currency translation reserve	138		-	138
Deficit	(1,506)	(1)(2)	(2,269)	(3,775)
Total equity	2,630		(1,417)	1,213
Total liabilities and equity	2,799		(1,417)	1,382

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(b)	Reconciliation of consolidated assets, liabilities, and equity between GAAP and IFRS as at March 31, 2010.

Consolidated Balance Sheet
	GAAP	Note	Adjustments	IFRS
	$		$	$
Assets
Current assets
Cash	1,011		-	1,011
Trade and other receivables	99		-	99
Prepaid expenses	35		-	35
Total current assets	1,145		-	1,145

Mining Interests	1,639	(2)	(1,417)	222
Total assets	2,784		(1,417)	1,367

Liabilities
Trade and other payables	141		-	141
Total liabilities	141		-	141

Equity
Share Capital	2,913		-	2,913
Warrants reserve	666		-	666
Contributed surplus reserve	521	(1)	1,002	1,523
Foreign currency translation reserve	217		-	217
Deficit	(1,674)	(1)(2)	(2,419)	(4,093)
Total equity	2,643		(1,417)	1,226
Total liabilities and equity	2,784		(1,417)	1,367

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(c)	Reconciliation of consolidated assets, liabilities, and equity between GAAP and IFRS as at December 31, 2010.

Consolidated Balance Sheet
	GAAP	Note	Adjustments	IFRS
	$		$	$
Assets
Current assets
Cash	58,298		-	58,298
Trade and other receivables	97,481		-	97,481
Prepaid expenses	5,165		-	5,165
Inventory	4,874		-	4,874
Total current assets	165,818		-	165,818

Mining Interests	485,777	(2)	(1,417)	484,360
Deferred tax asset and profit sharing	6,555		-	6,555
Total assets	658,150		(1,417)	656,733

Liabilities
Current liabilities
Trade and other payables	37,358		-	37,358
Current portion of long-term debt	75,000		-	75,000
Total current liabilities	112,358		-	112,358

Decommissioning liabilities	9,775		-	9,775
Long-term debt	103,998	(3)	(3,229)	100,769
Derivative liability	-	(3)	2,630	2,630
Other long-term liabilities	1,155		-	1,155
Total liabilities	227,286		(599)	226,687

Equity
Share Capital	420,994		-	420,994
Warrants reserve	35,396		-	35,396
Equity portion of convertible debt	1,675	(3)	(1,675)	-
Contributed surplus reserve	8,654	(1)	97	8,751
Foreign currency translation reserve	138		-	138
Deficit	(35,993)	(1) (2) (3)	760	(35,233)
Total equity	430,864		(818)	430,046
Total liabilities and equity	658,150		(1,417)	656,733

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(d)	Reconciliation of Total Comprehensive Loss

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010
	$	$

Total comprehensive loss under GAAP	(168)	(34,487)
Note 1	(150)	755
Note 3	-	2,274
Total comprehensive loss under IFRS	(318)	(31,458)

Explanation of movements in the statement of cash flows from GAAP to IFRS for the three months to March 31, 2010:

As a result of an additional share-based payment charge of $150 under IFRS as compared to GAAP (see Note 1 below), in the three months ended March 31, 2010, the net loss presented in the statement of cash flows under IFRS increased by $150, offset by a higher non-cash adjustment to share-based payment. As this is a non-cash movement, the net cash flows from operating activities remain the same under IFRS as under GAAP.

Explanation of movements in the statement of cash flows from GAAP to IFRS for the year ended December 31, 2010:

•	As a result of a smaller share-based payment charge by $755 under IFRS as compared to GAAP (see Note 1 below) in the year ended December 31, 2010, the net comprehensive loss decreased by $755.

•

As a result of recording an embedded derivative liability under IFRS in relation to the convertible note (Note 7) (see Note 3 below), additional accretion expense of $1,997 was recognized in the year ended December 31, 2010 as compared to GAAP. Additionally, a marked-to-market gain of $4,271 was recognized in the same time period under IFRS, which was not recognized under GAAP. The combined effect of the adjustments was a net gain of $2,274 in the statement of operations and comprehensive loss under IFRS. There is no impact to the cash flows from financing and investing activities as a result of this change.

Explanation of the adjustments described above:

•

Note 1 - 275,000 post-consolidation options were awarded in July 2009 which, under both GAAP and IFRS are considered to have a grant date of June 28, 2010 (when amendments to the stock option plan, which were required before the options could be exercised, were approved by the Company’s shareholders). GAAP requires the expense relating to these options to be charged to the statement of operations from the grant date. However, IFRS requires compensation expense to be charged to the statement of operations with respect to stock-based compensation prior to the grant date if services are already being received with respect to the award. As such, under IFRS a compensation expense should have been recorded with respect to these options starting from July 9, 2009. The impact of this difference is an increase to opening deficit and contributed surplus of approximately $0.8 million, $1 million, and $0.1 million at January 1, 2010, March 31, 2010 and December 31, 2010 respectively. The impact of this difference in the three months ended March 31, 2010 was an increase in the share-based payment expense of $150 as compared to GAAP.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

•

Note 2 - Upon the transition to IFRS, the Company has changed its accounting policy relating to exploration and evaluation expenditures. Under GAAP the Company deferred all expenditures related to its mineral properties until such time as the properties were put into commercial production, sold or abandoned. The policy of the Company under IFRS is to defer only those costs which are expected to be recouped by future exploitation or sale or, where the costs have been incurred at sites where substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permit a reasonable assessment of the existence of commercially recoverable reserves.

This change has resulted in $1.4 million of costs previously deferred in relation to the Company’s Ventanas property being expensed; this is an adjustment to opening deficit in the January 1, 2010 balance sheet of the Company.

•

Note 3 - Under IFRS, the convertible debt issued to DMSL is considered to include an embedded derivative. The derivative is the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. Under GAAP, no embedded derivative was recognized; instead the debt was split between its debt and equity portions.

The adjustment booked upon transition to IFRS eliminated the equity portion of $1,675 and recognized a derivative liability, as well as the associated movements in the statement of operations and comprehensive loss as the derivative liability is marked-to- market at each reporting period. The liability originally recognized under IFRS (net of the embedded derivative) was less than the amount originally recognized under GAAP by $5,227, resulting in a larger accretion expense under IFRS. Additional accretion of $1,997 was recorded under IFRS in the year ended December 31, 2010 and a mark-to- market gain of $4,271 was recognized in the same period resulting in a net impact of an increase in income of $2,274.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

16.	Subsequent events

On May 13, 2011, the Company re-filed the 2010 tax return of its Mexican subsidiary to claim a deduction for 100% of the $403.6 million tax value assigned to mineral concessions as part of the acquisition of San Dimas. This reduced the Mexican subsidiary’s 2010 taxable income to $nil and creates a loss carry forward of $379.2 million, which will offset taxable income in 2011 and future years. The loss carry forward will not change the Company’s overall tax provision in its future statements of operations, since a reduction in current taxes will be offset by an increase in deferred taxes, however, cash taxes in Mexico should be eliminated until the loss carry-forward is fully utilized.